

Mail Stop 3720

April 8, 2010

Mr. Thomas M Kitchen
Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

      RE: **Stewart Enterprises, Inc.**
              Form 10-K for the year ended October 31, 2009
              Filed December 12, 2009

              Form 10-Q for the quarterly period ended January 31, 2010
              File No. 1-15449

Dear Mr. Kitchen:

We have reviewed your supplemental response letter dated March 23, 2010 as well as your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2009

(2) Summary of Significant Accounting Policies, page 59

(g) Goodwill, page 60

1.   We note your response to our prior comment number three. However we note that in the funeral segment you aggregated the Southeastern regions with the Western-North regions which do not appear to be in the same geographic vicinity. Similarly in the cemetery segment you aggregated the Northern, Central and Southeastern regions. It seems unlikely to us that those aggregated regions that are not in the same geographic vicinity would share facilities, equipment, personnel and sales forces, inventory, removal functions, cemetery ground crews, etc. as noted in your response. Please tell us why you believe that you can aggregate regions that are not in the same geographic vicinity. Refer to your basis in accounting literature.

(s) Derivatives, page 67

2.   We note your response to our prior comment number five and your statement that you believe that you are materially compliant with ASC 815-10-50 based on your disclosure on page 74, 78, and 82. However, it does not appear that you disclose everything required by ASC 815 on those pages. For example you do not disclose the type of hedges you enter, how and why you have entered into these derivative instruments, where you record these instruments on your balance sheet and income statements, and as well as other quantitative and qualitative information required by ASC 815-10-50, 815-25-50, 815-30-50, and 815-35-50. Please provide us with your proposed future disclosure for your derivative instruments.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director